Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain terms of our capital stock and certain provisions of our amended and restated certificate of incorporation. We have adopted an amended and restated certificate of incorporation and amended and restated bylaws, and this description summarizes certain of the provisions that are included in those documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, and to the applicable provisions of Delaware law.  For the complete terms of our common stock and preferred stock, please refer to our amended and restated certificate of incorporation, as amended, any certificates of designation for our preferred stock, and our amended and restated bylaws, as amended.

Our authorized capital stock consists of 70,000,000 shares of capital stock, of which 60,000,000 shares are designated as common stock, $0.0001 par value per share, and 10,000,000 shares are designated as preferred stock, $0.0001 par value per share.  As of March 12, 2025, we had 28,554,102 unreserved shares of common stock and 9,987,343.989 unreserved shares of preferred stock available for issuance pursuant to our certificate of incorporation, as amended.  We have one class of preferred stock issued and outstanding as described below.

Common Stock

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of stockholders. The holders are not permitted to vote their shares cumulatively. Accordingly, because our directors are elected by a plurality of the votes cast, the stockholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors, and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The affirmative vote of a majority of the shares present in person or represented by proxy and casting votes affirmatively or negatively  (excluding abstentions and broker non-votes) on any matter other than the election of directors that is presented to stockholders at a duly called or convened meeting at which a quorum is present is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by our certificate of incorporation, our bylaws, the rules or regulations of any stock exchange applicable to us, or applicable law or pursuant to any regulation applicable to us or our securities.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Subject to the rights of the holders of our preferred stock, upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series.

Currently, we have one class of Preferred Stock outstanding, our Series X preferred stock, $0.0001 par value (“Series X Preferred”).   As of the date hereof, there were outstanding 12,656.011 shares of Series X Preferred, each of which is convertible into 100 shares of common stock, subject to certain conditions and ownership blockers as described below.  Certain key terms of the Series X Preferred are summarized below:

Series X Preferred. The currently outstanding shares of Series X Preferred are subject to a contractual restriction which prohibits them from being converted unless the Company applies for and is approved for a new initial listing on the NYSE American or other national securities exchange, or is delisted from the NYSE American. No assurance is given that the Company shall make such application or that if it did any approval would be given by the exchange. The Series X Preferred is also subject to beneficial ownership “blocker” provisions that prohibit any conversion that would cause the holder to have, post-conversion, beneficial ownership of common stock above a pre-set threshold. The precise ownership blocker level varies among the shares, as the level for each share was previously chosen by the holder thereof, from within the range of 0.99% to 19.99%. The Series X Preferred is intended to have economic rights equivalent to the Company’s common stock, but has very limited voting rights. Holders of Series X Preferred are entitled to receive dividends on shares of Series X Preferred equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as, dividends actually paid on shares of the Common Stock. Except as otherwise required by law, the Series X Preferred does not have voting rights. However, as long as any shares of Series X Preferred are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series X Preferred, (a) alter or change adversely the powers, preferences or rights given to the Series X Preferred, (b) alter or amend the Certificate of Designation for the Series X Preferred, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series X Preferred, (d) increase the number of authorized shares of Series X Preferred, or (e) enter into any agreement with respect to any of the foregoing. The Series X Preferred does not have a preference upon any liquidation, dissolution or winding-up of the Company. The holders of Series X Preferred shall be entitled to receive out of the assets, whether capital or surplus, of the Company the same amount that a holder of Common Company Stock would receive if the Series X Preferred were fully converted (disregarding for such purposes any conversion limitations) to our common stock, which amounts will be paid pari passu with all holders of our common stock.

The issuance of additional preferred stock could have the effect of further restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock.

Warrants

As of March 12, 2025, the following warrants to purchase Company common stock were outstanding:

Title or Description of Warrant Issuance:	Total Shares Underlying Currently Outstanding Warrants Issued	Exercise Price	Expiration Date
May 2020 Warrants	1,275	$5,625.00	5/20/2025
May 2020 Placement Agent Warrants	124	$7,031.25	5/20/2025
August 2020 Warrants	1,943	$4,375.00	8/3/2025
August 2020 Placement Agent Warrants	192	$5,468.75	7/30/2025
August 2021 Pharos Banker Warrants	148	$1,495.00	8/16/2026
February 2022 Series B Warrants	39,153	$140.00	2/4/2029
July 2022 Series C Warrants	28,404	$140.00	7/22/2027
Pre-Funded September 2024 Series H Warrants*	657,000	$0.00	None
Pre-Funded September 2024 Series I Warrants*	1,500,000	$0.00	None
Re-Priced September 2024 Series I Warrants	1,078,900	$0.70	3/3/2026
September 2024 Series J Warrants	3,578,900	$1.00	9/3/2029
September 2024 Underwriter Warrants	214,734	$1.55	8/29/2029
October 2024 Series K Warrants	10,695,962	$0.70	7/13/2030
October 2024 Placement Agent Warrants**	320,879	$1.085	4/25/2030
TOTAL:	18,117,614

*These Warrants were repriced in October 2024 and were exercised in full; however, due to beneficial ownership limitations, the delivery of common stock in excess of those limitations was prohibited. As a result, these Warrants have been pre-paid in full but the common stock issuable pursuant to their exercise can only be issued if and when compliance with the beneficial ownership limitation is possible.

**These Warrants become exercisable on April 25, 2025.

Below is a summary of certain key terms of the warrants listed above:

Adjustments.  The exercise price and number of shares of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our shares of common stock and the exercise price.  Special provisions are also provided (other than in the August 2021 Pharos Banker Warrants) for certain fundamental transactions as described below.

Exercisability. The warrants are generally exercisable, at the option of the holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of common stock purchased upon such exercise (except in the case of a cashless exercise, which most of the warrants allow under certain circumstances).  However, some of the warrants are subject to a warrant agency agreement with our transfer agent (identified below), and warrants in book entry form require exercise through DTC.

Beneficial ownership limitations. All of the warrants other than the August 2021 Pharos Banker Warrants impose certain beneficial ownership limitations. Under these provisions, a holder (together with its affiliates) may not exercise any portion of a warrant to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99% (or, in the case of the Series H, I, J and K Warrants, 19.99%)) of the outstanding shares of common stock immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 9.99% (19.99% in the case of the Series H, I, J and K Warrants) of the number of outstanding shares of common stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us.

No fractional shares or scrip. No fractional shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price (or for some warrants, round down to the next whole share).

Transferability. Subject to applicable securities and other laws and procedures intended to ensure compliance with such laws, a warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer, except that transferability of the placement agent warrants is subject to applicable FINRA rules.

Exchange Listing. There is no trading market available for any of the warrants on any securities exchange or nationally recognized trading system. We do not intend to list any of the warrants on any securities exchange or nationally recognized trading system.

Call Feature.  The Series B Warrants (and none of the other currently outstanding warrants) are callable by us in certain circumstances. Subject to certain exceptions, if (i) the volume weighted average price of our common stock (as defined in the warrant) for any 20 consecutive trading days (the “Measurement Period”) exceeds $750.00 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and similar transactions), (ii) the average daily trading volume for such Measurement Period exceeds $500,000 per trading day, and (iii) the warrantholder is not in possession of any information that constitutes or might constitute, material non-public information which was provided by us or our affiliates or agents, and subject to the applicable beneficial ownership limitation, then we may, within one trading day of the end of such Measurement Period, call for cancellation of all or any portion of the warrants still outstanding, for consideration equal to $0.001 per warrant share.

Voting Rights. None of the warrants confer voting rights.

Dividends and Certain Other Events.  If the company declares a dividend or grants subscription rights, or authorizes certain other capital, reclassification or liquidation events specified in the warrant, warrantholders are entitled to notice in order to allow an opportunity to exercise.  In addition, the warrants state (other than the August 2021 Pharos Banker Warrants) that if the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to common stockholders, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), then the Holders are entitled to participate in the Distribution to the same extent that the Holder would have participated if the Holder had held the number of shares of common stock acquirable upon complete exercise of the warrant (without regard to any limitations such as the beneficial ownership limitations) immediately before the record date for the Distribution, except that if the participation would cause the warrantholder to exceed the relevant beneficial ownership limitation, then the company is required to hold the balance of the distribution that would otherwise cause the excess in abeyance for the benefit of the warrantholder until the release of the distribution would not cause the excess.  The Distribution participation rights of the placement agent warrants have carved out cash distributions.  The Series B, H, I, J and K warrants provide that to the extent that a warrant has not been partially or completely exercised at the time of a Distribution, such portion of the Distribution shall be held in abeyance for the benefit of the warrantholder until the warrant is exercised.

Fundamental Transaction. In the event of a fundamental transaction , as described in the warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition by any person or group of more than 50% of our outstanding shares of common stock (in the case of the 2020 Warrants only, excluding common stock held by the other Person) or (in the case of Series B, C, H, I, J, K Warrants, Underwriter Warrants and Placement Agent Warrants) more than 50% of the voting power of our common stock, a warrantholder (other than a holder of August 2021 Pharos Banker Warrants) will be entitled to receive upon exercise the number of common shares of the successor or acquirer (or the Company, if it is the surviving corporation), and any additional consideration that was receivable by our common shareholders in the transaction, with accompanying adjustments to the exercise price as described in the warrant.  In addition, under the Series H, I, J, and K Warrants, in the event of a Change of Control as defined in the warrants, warrantholders may require the company to purchase the remaining unexercised portion of a warrant for an amount equal to the Black-Scholes Value of that portion, as of the date of the Change of Control, unless the Change of Control is not within the Company’s control, as described in the warrant.  In that event, holders will instead be entitled to receive the same type or form of consideration (and in the same proportion), at the Black-Scholes Value of the unexercised portion of the warrant, that is being offered and paid to the common shareholders.

Further Description of Series K Warrants

The Series K Warrants have an exercise price of $0.70 and expire on July 13, 2030.  The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our shares of common stock and the exercise price.

Within 30 days of the date of issuance of the Series K Warrants, the Company was obligated to file a registration statement on the appropriate form providing for the resale of the shares of common stock underlying the Series K Warrants, and it agreed to cause such registration statement to become effective within 60 days following the date of issuance of the Series K Warrants (90 days in the event that the registration statement is reviewed by the Staff of the Securities and Exchange Commission).  That registration statement was declared effective on December 4, 2024.

During such time as the Series K Warrants are outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction (a “Distribution”), then, in each such case, a Series K Warrant holder shall be entitled to participate in such Distribution to the same extent that the Series K Warrant holder would have participated therein if the Series K Warrant holder had held the number of shares of Common Stock acquirable upon complete exercise of the Series K Warrant (without regard to any limitations on exercise thereof, including without limitation, any beneficial ownership limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Series K Warrant holder’s right to participate in any such Distribution would result in the Series K Warrant holder exceeding any beneficial ownership limitation, then the Series K Warrant holder shall not be entitled to participate in such Distribution to such extent, and the portion of such Distribution shall be held in abeyance for the benefit of the Series K Warrant holder until such time, if ever, as its right thereto would not result in the Series K Warrant holder exceeding the beneficial ownership limitation).  To the extent that the Series K Warrant has not been partially or completely exercised at the time of such Distribution, such portion of the Distribution shall be held in abeyance for the benefit of the Series K Warrant holder until the Series K Warrant holder has exercised the Series K Warrant.

A holder (together with its affiliates) may not exercise any portion of the Series K Warrant to the extent that the holder would own more than 4.99%  (or, upon election by a Holder prior to the issuance of any Warrants, 9.99%, 14.99% or 19.99%) of the outstanding shares of common stock immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 19.99% of the number of outstanding shares of common stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series K Warrant, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us. No fractional shares will be issued in connection with the exercise of a Series K Warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

If, at the time a holder exercises its Series K Warrant, a registration statement registering the issuance of the shares of common stock underlying the Series K Warrant under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Series K Warrant.

In the event of a defined change of control of the Company, at the request of a holder of a Series K Warrant delivered before the thirtieth (30th) day after such change of control, the Company (or any successor entity) shall purchase the Series K Warrant from the holder by paying to the holder, within five (5) business days after such request (or, if later, on the effective date of the change of control), an amount equal to the Black-Scholes value, as defined in the Series K Warrant, of the remaining unexercised portion of the Series K Warrant on the effective date of such change of control, payable in cash; provided, however, that, if the change of control is not within the Company’s control, including not approved by the Company’s Board of Directors, the holder shall only be entitled to receive from the Company or any successor entity, as of the date of consummation of such change of control, the same type or form of consideration (and in the same proportion), at the Black-Scholes value of the unexercised portion of the Series K Warrant, that is being offered and paid to the holders of Common Stock of the Company in connection with the change of control, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of Common Stock are given the choice to receive from among alternative forms of consideration in connection with the change of control.

Subject to applicable laws, a Series K Warrant may be transferred at the option of the holder upon surrender of the Series K Warrant to us together with the appropriate instruments of transfer.  There is no trading market available for the Series K Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Series K Warrants on any securities exchange or nationally recognized trading system.

Anti-Takeover Effects of Delaware law and our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions and certain provisions of Delaware law, which are summarized below, may have the effect of discouraging takeover bids, coercive or otherwise. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Issuance of Undesignated Preferred Stock. As discussed above under “Description of Capital Stock—Preferred Stock,” our board of directors has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws. In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, our chief executive officer or president (in the absence of a chief executive officer) or a majority of our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification. Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. Our classified board of directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Election and Removal of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors.

Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Amendment of Charter Provision. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least 66 2/3% of our then outstanding capital stock entitled to vote, voting together as a single class.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts.

These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Choice of Forum. Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate or our amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; and (v) any action asserting a claim against us that is governed by the internal-affairs doctrine. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, PO Box 500, Newark, NJ 07101, (800) 937-5449 or (718) 921-8124. Our shares of common stock are issued in uncertificated form only, subject to limited circumstances.

Market Listing

Our common stock is listed on the NYSE American under the symbol “VTAK.”